August 23, 2006

VIA FEDERAL EXPRESS AND
EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549-4720

Attention:	Ms. Patricia P. Williams, Accountant/Analyst

Re:	The Blue Fund Group File Nos. 811-21908 and 333-134979

Dear Ms. Williams:

On behalf of The Blue Fund Group (the “Company”), we hereby electronically submit for filing Amendment No. 1 to the Registration Statement on Form N-1A, File Nos. 811-21908 and 333-134979.

Set forth below are the Company’s responses to the comments given by the staff of the Securities and Exchange Commission (the “SEC”) by letter dated July 12, 2006 regarding the above-referenced filings.

The comments are repeated in full below and the Company’s responses are set forth below each comment.

The Company has also made additional changes to the Registration Statement to reflect the addition of a new fund series, The Blue Small Cap Fund, and to change the name of the existing fund series from The Blue Fund to The Blue Large Cap Fund. In addition, the Trust’s agreements with its service providers have been amended to reflect the addition of the new fund series. All changes are marked in the copy of Pre-Effective Amendment No. 1 to the Registration Statement enclosed with this letter. For your convenience, marked copies of all exhibits that are being refiled are also enclosed.

Securities and Exchange Commission

August 23, 2006

Prospectus

Cover Page

The last sentence of the first paragraph uses a number of ambiguous terms such as, “progressive values”, “environmental sustainability” and “responsible corporate governance”. Please provide specific explanations of these terms in the body of the prospectus.

Response. The Company has revised the disclosure at page 11 of the Prospectus to provide specific explanations of these and other terms used.

Page 1, Investment Objective

Item 2(a) of Form N-1A requires a description of the Fund’s investment objectives or goals. The discussion now presented in this section is a description of the Fund, not a statement of the Fund’s investment objectives or goals, and should be moved to the Principal Investment Strategies section. Please set forth a statement in this section of the investment objectives or goals which the Fund hopes to achieve, i.e., total return, capital appreciation, tax exempt income, etc. See Item 2(a) of Form N-1A.

Response. The Company has moved the description of the Fund to the Principal Investment Strategies section and has added a statement of The Blue large Cap Fund’s investment objective to the Prospectus at page 1 and The Blue Small Cap Fund’s investment objective to the Prospectus at page 5.

Pages 1-2, Principal Investment Strategies

The discussion of the Fund’s Principal Investment Strategies is too lengthy for the Risk/Return Summary. Please summarize the Fund’s Principal Investment Strategies in this section and move the remainder of the information to a place later in the prospectus. See Item 2(b) to Form N-1A.

Response. The Company has moved a substantial part of the discussion to the Fund’s Principal Investment Strategies section, beginning at page 1 of the Prospectus, thereby reducing the length of the Risk/Return Summary.

Please disclose the market capitalization range of the Standard & Poor’s 500 Composite Stock Price Index (the “S&P 500”) as of a recent date.

Response. The Company has added the requested disclosure of the market capitalization range of the S&P 500 as of July 31, 2006 to the Prospectus at page 1.

Securities and Exchange Commission

August 23, 2006

Pages 2-3, Principal Investment Risks

Since the S&P 500 is not limited to large capitalization stocks, the risk disclosure in the section Investing in Common Stocks is Risky should be expanded to contain small cap and mid cap risk disclosure to be consistent with the market capitalization of the common stocks in which the Fund proposes to invest.

Response. The Company has added the requested risk disclosure to the Prospectus beginning at page 2.

Disclosure in the section, The Fund Will Continue to Invest in Companies in the Blue Index Regardless of Performance, states that the Fund will not shift its concentration from one industry to another. This statement is not consistent with investment restriction 1 in the Statement of Additional Information which states that the Fund will not engage in industry concentration. Please review the disclosure here to be consistent with the Fund’s investment restriction not to engage in industry concentration.

Response. The Company has revised the disclosure to be consistent with the Fund’s investment restriction not to engage in industry concentration.

Pages 4-5, Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

If applicable, disclose that the Fund’s investment objective may be changed without shareholder approval. See Item 4(a) to Form N-1A.

Response. The Company has added disclosure that each Fund’s investment objective may be changed without shareholder approval.

If the Fund will take any advocacy role regarding social agenda or corporate change in the companies in which the Fund invests, please disclose what such actions will be and how they will be undertaken.

Response. The Funds will not take any advocacy role regarding social agenda or corporate change in the companies in which the Funds invest.

The final sentence of the first full paragraph on page 5 refers to a “recent global survey” but the footnote used to reference this statement indicates that the date of the survey was 2003. Please inform us if there is a more recent survey and if so why the contents of such survey were not disclosed.

Response. The company is not aware of a more recent survey. The Company has revised the disclosure to refer to a “2003 global survey.”

Securities and Exchange Commission

August 23, 2006

Pages 7-8, The Investment Adviser

The final sentence of the first full paragraph on page 8 should be revised to indicate that the discussion of the basis for approval of the investment advisory contract can be found in the Fund’s annual or semi-annual report to shareholders. While this discussion may be retained in the Statement of Additional Information at the discretion of the Fund, it must be present in the Fund’s annual or semi-annual report to shareholders. See Item 5(a)(1)(iii) of Form N-1A.

Response. The Company has revised the disclosure to indicate that the discussion of the basis for approval or the investment advisory contract can be found in the Funds’ annual or semi-annual report to shareholders as well as the Statement of Additional Information.

Page 8, The Portfolio Manager

Please disclose the specific position or positions held by Mr. Adamson at McKinsey & Company. Also, disclose the name of the boutique New York private equity fund for which he was Senior Associate. See Item 5(a)(2) of Form N-1A.

Response. The Company has revised the disclosure at page 12 of the Prospectus to include the specific position, Engagement Manager, held by Mr. Adamson at McKinsey & Company and to disclose the name of the boutique New York private equity fund, Trireme Partners, for which he was a Senior Associate.

Please revise the first sentence of the second paragraph to add disclosure that the Statement of Additional Information also contains information regarding other accounts managed by the portfolio manager.

Response. The Company has revised the Prospectus at page 12 to add the requested disclosure.

Pages 8-9, How Shares are Priced Each Day

Please provide a brief explanation of the circumstances under which the Fund will use fair value pricing and the effects of using fair value pricing. See Instruction to Item 6(a)(1) of Form N-1A.

Response. The Company has revised the Prospectus beginning at page 12 to add a brief explanation of the circumstances under which the Fund will use fair value pricing and the effects of using fair value pricing.

Securities and Exchange Commission

August 23, 2006

Statement of Additional Information

Page 1, The Fund, Its Investments and Risks

Please move the statement, “The Fund normally invests at least 95% of its total asset in common stocks of blue companies included in the S&P 500” to the Principal Investment Strategies section of the Risk/Return Summary in the prospectus. See Item 2(b) of Form N-1A.

Response. The Company has moved the statement to the Principal Investment Strategies section of the Risk/Return Summary in the Prospectus.

Pages 7-8, Investment Restrictions

Disclosure in restriction 1 states, “In addition, this limitation does not apply to investments in domestic banks, including U.S. branches of foreign banks and foreign branches of U.S. banks.” This language should be deleted. The exception to which this statement refers is only applicable to money market funds. See Investment Company Act of 1940 Release No. 9011 (October 30, 1975). Also delete similar language regarding bank concentration in the first paragraph following nonfundamental restriction 10 on page 8.

Response. The Company has deleted the requested language from pages 9 and 10 of the Statement of Additional Information.

Page 9, Disclosure of Portfolio Holdings

Please revise the second and third bullet points to clarify the frequency and lag time, if any, on the possible release of portfolio information to such persons. Disclose further any conditions or restrictions placed on the use of portfolio information that is disclosed, including any requirement that the information be kept confidential or prohibitions on trading based on the information, and any procedures to monitor the use of this information. See Items 11(f)(1)(ii) and (iii) to Form N-1A.

Response. The Company has revised the Disclosure of Portfolio Holdings section, beginning at page 11 of the Statement of Additional Information, to clarify that the Fund does not intend to release portfolio information to any persons prior to public release of such information. Since it is not anticipated that any portfolio information will be disclosed prior to the public release of such information, the Fund has not set any conditions or restrictions on the use of portfolio information, if disclosed.

Please describe any ongoing arrangements to make available information regarding the Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. See Item 11(f)(2) of Norm N-1A.

Securities and Exchange Commission

August 23, 2006

Response. The Company has no ongoing arrangements to make available information regarding the Fund’s portfolio securities to any person.

Page 14, Portfolio Manager

Please provide disclosure for the portfolio manager concerning other accounts managed and any material conflicts of interest. See Item 15(a)(2), (3) and (4) of Form N-1A.

Response. The Company has added the requested disclosure to the Statement of Additional Information at page 17.

Please revise the Compensation section to describe the structure of and method used to determine the Portfolio Manager’s compensation. See Item 15(b) of Form N-1A and Instructions 2 and 3 thereto.

Response. The Company has revised the Compensation section on page 17 of the Statement of Additional Information to describe the structure of and method used to determine the Portfolio Manager’s compensation.

Please disclose the dollar range of equity securities in the Fund beneficially owned by the Portfolio Manager using the ranges set forth in Item 15(c) of Form N-1A.

Response. The Company has added the requested disclosure at page 17 of the Statement of Additional Information.

Page 21, Information About Portfolio Transactions

The discussion of selecting brokers in the first paragraph mentions that the investment adviser will consider “other services provided by the broker-dealer”. Please confirm to us that the Fund has adopted procedures to prevent the sale of fund shares from being a factor in the Fund’s brokerage allocation decisions. See Rule 12b-1(h) under the Investment Company Act of 1940.

Response. The Company confirms that it has adopted procedures to prevent the sale of fund shares of any fund series from being a factor in the Company’s brokerage allocation decisions.

The Company hereby advised the staff that we have not submitted and do not expect to submit an exemptive application or no-action request in connection with the above-referenced Registration Statement.

Securities and Exchange Commission

August 23, 2006

Should you have any questions or further comments or should you require any additional information in connection with the foregoing responses, please feel free to call the undersigned at (617) 345-4612 or Martin L. Budd, Esq. at (203) 977-7523. To the extent that you have any questions regarding our responses or further comments, we would welcome the opportunity to discuss your questions or concerns with you telephonically.

Very truly yours, /s/ Jeffrey A. Clopeck (mjs) Jeffrey A. Clopeck

cc:	Daniel de Faro Adamson
Martin L. Budd, Esq.